DAVIS LEGAL ADVISORS *since* 1892
& company LLP

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

RECEIVED
2006 AUG -8 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 2, 2006

file number: 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

06015859

SUPPL

Dear Sirs/Mesdames:

Re: Gtech International Resources - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

Encls.

Exemption No. 82-3779

August 2, 2006

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

LIST

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	August 1, 2006
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	July 5, 2006
(g)	Notice of shareholders' meeting, Proxy and Information Circular	July 31, 2006, together with Financial Statement Request Form
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	July 5, 2006
(h)	Notice of shareholders' meeting, Proxy and Information Circular	July 31, 2006, together with Financial Statement Request Form
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	July 31, 2006

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-3779

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 35

EXTRAPROVINCIAL COMPANY

Section 380 Business Corporations Act

RECEIVED
2006 AUG -8 P 1:0
OFFICE OF INTERNATION
CORPORATE FINANCE

Telephone: 250 356 – 8626
Office Hours: 8:30 – 4:30 (Monday – Friday)

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the Business Corporations Act requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A-12635

B. NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED

C. REGISTRATION DATE IN BC	D. DATE OF ANNUAL REPORT
1976/07/29	2006/07/29

E. FOREIGN JURISDICTION OF EXTRAPROVINCIAL COMPANY

Extraprovincial company's current jurisdiction Yukon Territory

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction 1968/05/28

Extraprovincial company's identifying number in current jurisdiction 28530

F. COMPANY CHANGES

A extraprovincial company must file with the registrar a notice of any change to the information shown on the Corporate Register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or
- the mailing or delivery address of the head office or any attorney.

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED
THOMAS G. HOWITT	T. G. Howitt	JULY 29, 2006

Exemption No. 82-3779

Computershare

RECEIVED

2006 AUG -8 P 1:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

July 5, 2006

Dear Sirs: All applicable Exchanges and Commissions

Subject: GTECH INTERNATIONAL RESOURCES LIMITED

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 36238L101/CA36238L1013/COMMON
3.	CUSIP/Class of Security entitled to vote	: 36238L101/CA36238L1013/COMMON
4.	Record Date for Notice	: 24 Jul 2006
5.	Record date for Voting	: 24 Jul 2006
6.	Beneficial Ownership determination date	: 24 Jul 2006
7.	Meeting Date	: 31 Aug 2006
8.	Meeting Location	: Fitzroy, Australia

Sincerely,

Brian Kim
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Thursday, the 31st day of August, 2006, at the hour of 9:30 a.m. (Australian Eastern Standard Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended April 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect Directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated July 24, 2006 ("**Circular**") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and Financial Statement Request Form. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial year ended April 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

"Thomas G. Howitt"
President

Fitzroy, Victoria, Australia
July 24, 2006

Gtech International Resources Limited

Exemption No. 82-3779

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting to be held on August 31, 2006 in Fitzroy, Australia

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the Management appointees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of them should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy. If the holder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation, and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. If a choice with respect to any matter is not clearly specified in the proxy, the Management appointees will vote the proxy as recommended by Management.**
6. This proxy confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

Proxies submitted to Computershare must be received not less than 48 hours (excluding Saturday, Sunday and holidays) before the time for holding the meeting (by 9:30 a.m. Australian Eastern Standard Time on August 29, 2006) or any adjournment thereof or may be delivered to the chair of the meeting prior to the commencement of the meeting or an adjourned meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

29JN06047.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder of Gtech International Resources Limited (the "Company") hereby appoints: Thomas G. Howitt, President and CFO, or failing him, Mervyn Jacobson, Chairman and CEO ("Management appointees")

OR

Print the name of the person you are appointing if this person is someone other than the Management appointees.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Gtech International Resources Limited to be held at 60 - 66 Hanover Street, Fitzroy, Victoria, Australia on August 31, 2006 at 9:30 AM (Australian Eastern Standard Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Mervyn Jacobson	☐	☐
02. Thomas G. Howitt	☐	☐
03. Fred Bart	☐	☐
04. Elizabeth Sy	☐	☐

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2. Appointment of Auditors

Appointment of DeVisser Gray, Chartered Accountants as Auditor.

For ☐ Withhold ☐

3. Fix Auditors' Remuneration

To authorize the Directors to fix the auditors' remuneration for the ensuing year.

For ☐ Against ☐

4. Stock Option Plan

To ratify the stock option plan of the Company.

For ☐ Against ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 1 6 8 1 6 A R 0 G N S Q

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

2006 ANNUAL GENERAL MEETING

- Notice of Annual Meeting of Shareholders
- Management Information Circular

Place: Offices of Genetic Technologies Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia

Time: 9:30 a.m. (Australian Eastern Standard Time)
Date: August 31, 2006

GTECH INTERNATIONAL RESOURCES LIMITED

CORPORATE DATA

Head Office
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
E-mail: tom.howitt@gtg.com.au
www.gtechinternational.com

Directors & Officers
Mervyn Jacobson, Chairman, CEO and Director
Thomas G. Howitt, President, CFO, Secretary and Director
Fred Bart, Director
Elizabeth Sy, Director

Registrar & Transfer Agent
Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Davis & Company LLP
Barristers & Solicitors
2800 – 666 Burrard Street
Vancouver, B.C. V6C 2Z7

Auditors
De Visser Gray
Chartered Accountants
401 – 905 West Pender Street
Vancouver, B.C. V6C 1L6

Listing
NEX
TSX Venture Exchange
Symbol: GCH.H

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Thursday, the 31st day of August, 2006, at the hour of 9:30 a.m. (Australian Eastern Standard Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended April 30, 2006, together with the report of the auditors thereon;

(b) to appoint auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

(c) to elect Directors of the Company for the ensuing year;

(d) to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated July 24, 2006 ("**Circular**") accompanying this Notice of Meeting, relating to the Stock Option Plan of the Company; and

(e) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular, the form of Proxy and Financial Statement Request Form. The Company's audited Financial Statements and Management's Discussion & Analysis for the financial year ended April 30, 2006 are available online at www.sedar.com.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

"Thomas G. Howitt"
President

Fitzroy, Victoria, Australia
July 24, 2006

GTECH INTERNATIONAL RESOURCES LIMITED

60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
Telephone: (613) 9415 1135
Facsimile: (613) 9417 2987
www.gtechinternational.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at July 24, 2006 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Gtech International Resources Limited (the "Company") for use at the Annual Meeting of the shareholders of the Company to be held on Thursday, August 31, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Common shares of the Company. All costs of solicitation will be born by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the Chairman and CEO and the President and CFO of the Company (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. **Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.computershare.com/proxy

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR EACH SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of the Canadian Securities Administrators, the Company will have distributed copies of the Notice of Meeting, this Circular, and the enclosed form of proxy (collectively, the "**meeting materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders of Common shares.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived their right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. with respect to the Common shares beneficially owned by such Non-Registered Holder, in accordance with the instructions above in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at July 24, 2006, the Company has issued and outstanding 5,168,167 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The

Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on July 24, 2006 ("**Record Date**").

Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

(a) such shareholder has transferred ownership of any of his or her shares after July 24, 2006; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby only if the proxy is properly completed, executed and deposited in accordance with the requirements set out under the heading "**Appointment of Proxyholder**" above and has not been revoked.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at July 24, 2006, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Genetic Technologies Limited (1)	3,918,499	75.82%

Note:

1. Genetic Technologies Limited ("**GTG**") is an Australian public company whose shares are listed on the Australian Stock Exchange and NASDAQ Global Market. Mervyn Jacobson, Fred Bart and Thomas G. Howitt, all directors of the Company, are the Chief Executive Officer, Director, and the Corporate Secretary and CFO, respectively, of GTG. Mervyn Jacobson owns approximately 41.65% of GTG as at July 24, 2006 and therefore exercises control or direction

over the 3,918,499 shares of the Company owned by GTG. Other directors and officers of the Company, as a group, indirectly own as at July 24, 2006 in the aggregate approximately 7.76% of the Company through their ownership of shares of GTG. See "**Election of Directors**" below for particulars.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(d) "**executive officer**" of the Company means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Company or any of its subsidiaries who performed a policy-making function in respect of the Company, or any other individual who performed a policy-making function in respect of the Company; and

(e) "**Named Executive Officers**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of the most recently completed financial year.

Summary of Compensation

The following table sets forth all compensation paid for the three most recently completed financial years in respect of the individuals who were as at April 30, 2006, the Chief Executive Officer and the Chief Financial Officer of the Company and for the individual who was the Chief Financial Officer until June 30, 2005 (the "**Named Executive Officers**"). The Company had no other executive officers during the financial year ended April 30, 2006 whose total salary and bonus exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation		All Other Compensation
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs [1] Granted (#)	LTIP[2] Payouts ($)	All Other Compensation ($)
MERVYN JACOBSON *Chairman of the Board & CEO*	2006 2005 2004	Nil[3] Nil[3] Nil[3]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
THOMAS G. HOWITT[4] *President, CFO & Corporate Secretary*	2006 2005 2004	Nil[3] Nil[3] Nil[3]	Nil Nil Nil	Nil Nil Nil	100,000[5] Nil Nil	Nil Nil Nil	Nil Nil Nil
IAN A. DENNIS[6] *Former President, CFO and Corporate Secretary*	2006 2005 2004	Nil[3] Nil[3] Nil[3]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

1. "**SARs**" or "**Stock Appreciation Right**" means any right granted by the Company as compensation for services rendered, to receive a payment of cash or issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
2. "**LTIP**" or "**Long Term Incentive Plan**" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
3. Dr. Mervyn Jacobson, Thomas G. Howitt and Ian A. Dennis received no compensation from the Company, however they received remuneration from Genetic Technologies Limited ("**GTG**"), the parent corporation of the Company, for their services as the executive officers of GTG, which services included managing the Company. No specific portion of the compensation paid to them by GTG was allocated for their services to the Company.
4. Thomas G. Howitt was appointed as a director and executive officer of the Company effective June 30, 2005.
5. Stock option granted on August 26, 2005 exercisable until August 26, 2010 at $0.45 per share.
6. Ian A. Dennis resigned as an executive officer and as director of the Company effective June 30, 2005.

Long Term Incentive Plan Awards

The Company does not have a long term incentive plan for the Named Executive Officers.

Grant of Stock Options

The following table sets forth particulars of stock options granted by the Company to the Named Executive Officers during the financial year ended April 30, 2006.

Option/SAR Grants During the Financial Year Ended April 30, 2006

Name	Securities Under Options/SARs Granted[1] (#)	% of Total Options/SARs Granted to employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
MERVYN JACOBSON *Chairman of the Board & CEO*	Nil	N/A	N/A	N/A	N/A
THOMAS G. HOWITT *President, Secretary & CFO*	100,000	100%	0.45	0.45	August 26, 2010
IAN A. DENNIS *Former President, CFO and Corporate Secretary*	Nil	N/A	N/A	N/A	N/A

Stock options are granted by the Board of Directors pursuant to the Company's Stock Option Plan which was previously approved by the shareholders of the Company. Under the terms of the Stock Option Plan, any options will terminate 30 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option.

Exercise of Stock Options/Aggregate Year End Value

The following table sets forth details of stock option exercises and the financial year-end value of unexercised stock options on an aggregate basis held by the Named Executive Officers.

**Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2006
And Financial Year-End Option Values**

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
MERVYN JACOBSON *Chairman of the Board & CEO*	N/A	N/A	130,000 (Exercisable)[1]	N/A[2]
THOMAS G. HOWITT[3] *President, CFO & Corporate Secretary*	N/A	N/A	33,333 (Exercisable)[4] 66,667 (Unexercisable)	N/A[2]

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money-Options at FY-End ($) Exercisable/Unexercisable
IAN A. DENNIS[3] *Former President, CFO & Corporate Secretary*	N/A	N/A	None	N/A

Notes:
1. Option to purchase 130,000 Common shares at $0.38 per share exercisable until May 22, 2006. This option expired unexercised.
2. Based on the closing price of $0.305 for the Common shares of the Company on March 14, 2006, the last day the shares traded prior to April 30, 2006, the stock options were not in-the-money.
3. Thomas G. Howitt was appointed and Ian A. Dennis resigned as a director and senior officer of the Company effective June 30, 2005.
4. Options to purchase 100,000 Common shares at $0.45 per share exercisable until August 26, 2010.

On August 7, 2003, the directors adopted a Stock Option Plan which was approved by the shareholders of the Company on September 12, 2003 and for which the Company is requesting annual ratification at the Meeting. See "**Stock Option Plan**" below.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation paid or to be paid to the Named Executive Officers in the financial year ended April 30, 2006. There were no compensatory plans or arrangements between the Company and the Named Executive Officers with respect to the resignation, retirement or other termination of employment of the Named Executive Officers, a change in control of the Company or a change in the Named Executive Officers' responsibilities following a change in control of the Company involving an amount, including all periodic payments or instalments, exceeding $100,000.

Compensation of Directors

None of the directors of the Company other than the Named Executive Officers ("**Other Directors**") has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

In addition, no stock options were granted to the Other Directors during the financial year ended April 30, 2006 except for a stock option granted on August 26, 2005 to Elizabeth Sy to purchase 100,000 Common shares at $0.45 per share until August 26, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at April 30, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	330,000	$0.41	186,816
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	330,000		186,816

For a description of the material features of this equity compensation plan, see "**Stock Option Plan**" below. The Company is requesting annual shareholder ratification of the stock option plan at the Meeting.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

During the financial year ended April 30, 2006, no director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is, or has been at any time since the beginning of a last completed financial year, indebted to the Company or any subsidiary, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Company are performed to any substantial degree by persons other than the directors or executive officers of the Company. Dr. Mervyn Jacobson, Chairman of the Board and CEO, Thomas G. Howitt, President, CFO and Corporate Secretary, and Ian A. Dennis, former President, CFO and Corporate Secretary of the Company received no compensation from the Company for their services as executive officers of the Company. However, they received remuneration from Genetic Technologies Limited, the parent corporation of the Company, for their services as the Chief Executive Officer and the Corporate Secretary and CFO, respectively, of Genetic Technologies Limited.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORs

Multilateral Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**MI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to the Company's Management Information Circular dated August 5, 2004, a copy of which is available online at www.sedar.com.

The Company's audit committee is presently comprised of three directors, Fred Bart, Chair, Thomas G. Howitt and Elizabeth Sy. As defined in MI 52-110, Thomas G. Howitt and Fred Bart are not "**independent**" and Elizabeth Sy is "**independent**". Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company. Fred Bart is an experienced director of listed companies and numerous private companies. Fred's financial expertise relates mainly to capital equity financings for listed companies, arranging bank finance facilities and providing investor relations services. Thomas G. Howitt is a Chartered Accountant and is a member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries. He is the Chief Financial Officer of the Company's parent company, Genetic Technologies Limited. He has served as CFO and Company Secretary for a number of public companies listed on both the Australian Stock Exchange and foreign stock exchanges, including the former Vancouver Stock Exchange. His experience covers all facets of financial management and control across a variety of industries including resources and technology and has played key roles in the successful raising of both bank debt and equity capital and the management of complex due diligence programs. He has also worked as a taxation manager for international accountants Ernst & Young and in the investment banking industry. Elizabeth Sy is Treasurer of SM Investments Corporation, a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services, and real estate development and tourism. She is also Senior Vice-President, Marketing of SM Prime Holdings, Inc., the Philippines's foremost shopping mall developer. Both SM Investments Corporation and SM Prime Holdings, Inc. are listed on the Philippine Stock Exchange.

Since the commencement of the Company's most recently completed financial year, the Company's Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company's Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
April 30, 2006	$5,000	Nil	$500	Nil
April 30, 2005	$3,750	Nil	$500	Nil

Note:

1. Fees related to the preparation of the Company's T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a Venture Issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors	
(a) Disclose the identity of directors who are independent.	(a) The Company has one independent director, Elizabeth Sy.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has two directors who are not independent because they are executive officers of the Company, namely: Mervyn Jacobson, Chairman of the Board & CEO and Thomas G. Howitt, President, Secretary & CFO. In addition, Fred Bart is not independent because he is an executive officer of the Company's parent corporation, Genetic Technologies Limited.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
2. Directorships	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Mervyn Jacobson: Genetic Technologies Limited (Australian Stock Exchange; NASDAQ Global Market) • Thomas G. Howitt: N/A • Fred Bart: Genetic Technologies Limited (Australian Stock Exchange; NASDAQ Global Market) • Elizabeth Sy: SM Investments Corporation and SM Prime Holdings, Inc. (Philippine Stock Exchange)
3. Orientation and Continuing Education	
Describe what steps, if any, the board takes to orient new directors and describe any measures the board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct	
Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's Corporate Disclosure Policy, Insider Trading Policy and Whistle Blower Policy.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
5. Nomination of Directors	
Disclose what steps, if any are taken to identify new candidates for board nomination, including:	
(a) who identifies new candidates, and	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board.
(b) the process of identifying new candidates.	(b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including:	
(a) who determines the compensation, and	(a) At the present time, the Company is inactive and does not pay compensation to the Company's directors and CEO, except for stock options. The Board administers the Company's stock option plan.
(b) the process of determining compensation.	(b) The Board grants stock options to directors and executive officers of the Company from time to time. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
7. **Other Board Committees**	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.
8. **Assessments**	
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not have a formal process to critically review the performance of the Board and each of its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the financial year ended April 30, 2006, and the auditors' report thereon, will be presented to the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of De Visser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing De Visser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of De Visser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray, Chartered Accountants, have been the auditors of the Company since September 21, 1999.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present four directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Yukon). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Fred Bart, Chair, Thomas G. Howitt and Elizabeth Sy.

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at July 24, 2006:

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation, Business or Employment(1)	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled(1)(2)
MERVYN JACOBSON *Director, Chairman of the Board & CEO* *Melbourne, Australia*	Chief Executive Officer, Genetic Technologies Limited(3); Chief Executive Officer, XY, Inc. (private company; biotechnology, research and development)	May 7, 2001	3,918,499(4)
THOMAS G. HOWITT *Director, President, CFO & Secretary* *Melbourne, Australia*	Chartered Accountant; Chief Financial Officer/Secretary, Genetic Technologies Limited	June 30, 2005	Nil
FRED BART *Director* *Sydney, Australia*	Businessman; Director, Genetic Technologies Limited(3)	November 7, 1996	88,500(5)(6)
ELIZABETH SY *Director* *Makati, Philippines*	Treasurer, SM Investments Corporation; Senior Vice-President, Marketing, SM Prime Holdings, Inc.(7)	July 2, 2004	Nil(5)

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
2. Does not include stock options held by the directors as at July 24, 2006 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Thomas G. Howitt	100,000	$0.45	August 26, 2010
Elizabeth Sy	100,000	$0.45	August 26, 2010

3. Genetic Technologies Limited (**"GTG"**), the parent corporation of the Company, is an Australian public company whose shares are listed on the Australian Stock Exchange and the NASDAQ Global Market. Its principal business is in licensing, genetic testing and biotechnological research and development.
4. Mervyn Jacobson owns directly no shares of the Company, however, as the Chief Executive Officer and the principal shareholder of GTG (owning approximately 41.65% of GTG), he therefore exercises control or direction over the 3,918,499 Common shares of the Company owned by GTG. Through his approximate 41.65% ownership of GTG, he indirectly owns approximately 31.58% of the Company.
5. Fred Bart and Elizabeth Sy indirectly own approximately 5.42%, and 0.46%, respectively, of the Company through their ownership of shares of GTG.
6. Fred Bart owns these shares indirectly through Security & Equity Resources Limited.
7. SM Investments Corporation and SM Prime Holdings, Inc. belong to the SM Group of companies, a large Philippine conglomerate and are listed on the Philippine Stock Exchange. SM Investments Corporation is a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services and real estate development and tourism. SM Prime Holdings, Inc. is the Philippine's foremost shopping mall developer.

To the best of the knowledge of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director or executive officer of any company that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mervyn Jacobson, Thomas G. Howitt and Fred Bart, three of management's nominees for election as directors at the Meeting, are nominees of the principal shareholder of the Company, Genetic Technologies Limited. The Company is a subsidiary of Genetic Technologies Limited and Mervyn Jacobson, Thomas G. Howitt and Fred Bart are executive officers of Genetic Technologies Limited.

STOCK OPTION PLAN

The policies of the TSX Venture Exchange ("**Exchange**") require that listed companies adopt either a "**rolling**" stock option plan or a "**fixed number**" stock option plan. On August 7, 2003, the directors of the Company established the Company's Stock Option Plan (the "**Plan**"). The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding common shares of the Company on a "**rolling**" basis. Since that date, the shares of the Company have been moved to the NEX Board of the Exchange and companies so listed are not required to adopt a stock option plan. However, the Company wishes to maintain the Plan because the Exchange requires stock option plans for Tier 1 and 2 listed companies. Accordingly, the Company is seeking annual approval of the Plan by the shareholders at the Meeting.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Board of Directors of the Company (the "**Board**") or, where applicable, by a Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued common shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution to give annual approval to the Plan and the granting of stock options to insiders under the Plan in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the directors of the Company on August 7, 2003 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options on a "**rolling**" basis;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. If the Plan is not approved by the shareholders, the Company will not be in a position to offer increased incentives to its present or future directors, officers, employees, consultants and/or management company employees.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's comparative financial statements and Management Discussion and Analysis for the financial year ended April 30, 2006.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Gtech International Resources Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065 Australia
Telephone: 61 3 9415 1135
Fax: 61 3 9417 2937
Website: www.gtechinternational.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

"Thomas G. Howitt"
President & CFO

Fitzroy, Victoria, Australia
July 24, 2006

Exemption No. 82-3779

RECEIVED
2006 AUG -8 P 1:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FINANCIAL STATEMENT REQUEST FORM

TO: GTECH INTERNATIONAL RESOURCES LIMITED

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of Gtech International Resources Limited (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Tick one or both of the following options:

Annual Financial Statements & MD & A _______

Quarterly Financial Statements & MD &A _____

You will not receive any financial statements for the ensuing financial year, if you do not complete and return this form.

Name: ______________________________

Address: ____________________________

____

City/Prov/State/ Postal Code: ______________________________

Preferred Method of Communication:

Email: ___________ or Mail: __________

Email Address: __________________________

Signature: ______________________ Date: ____________________

*Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at **www.sedar.com**.

Gtech International Resources Limited will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

Gtech International Resources Limited
P.O. Box 115
Fitzroy, Victoria 3065 Australia
Fax: +613 9417 2987